UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Evil Empire Designs, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

30050X103

(CUSIP Number)

Thomas E. Puzzo, Esq.

Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Tel: (206) 522-2256

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 30050X103	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Sheila Cunningham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,331,013 (1)
	8	SHARED VOTING POWER 27,331,013 (1)
	9	SOLE DISPOSITIVE POWER 6,000,001
	10	SHARED DISPOSITIVE POWER 6,000,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Ms. Cunningham holds one share of share of Series A Preferred Stock of the Issuer which entitles the holder thereof to voting power equal to 110% of the issued and outstanding shares of common stock of the Issuer.

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Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.001 per share, of Evil Empire Designs, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5313 Corbett St., Las Vegas, Nevada 89130.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Sheila Cunningham. Ms. Cunningham’s address is c/o Evil Empire Designs, Inc., 5313 Corbett St., Las Vegas, Nevada 89130. Ms. Cunningham’s present principal occupation or employment is as President and Chief Executive Officer at Evil Empire Designs, Inc., and the principal place of business of such business is Henderson, Nevada.

(d) - (e) During the last ten years, Ms. Cunningham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Ms. Cunningham is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 15, 2016, the Issuer offered and sold 2,500,000 shares of common stock to Ms. Cunningham in consideration for the transfer of title to designs used as part of our business.

On March 14, 2017, the Issuer offered and sold 1,500,000 shares of common stock to Atlanta Corp., which is controlled by Ms. Cunningham, for aggregate consideration of $7,500.  While Ms. Cunningham has voting and dispositive control of Atalanta Corp., Ms. Cunningham does not have and disclaims beneficial ownership of Atalanta Corp.

On October 29, 2018, the Issuer offered and sold 2,000,000 shares of common stock to Ms. Cunningham for aggregate consideration of $10,000.

On June 27, 2023, the Issuer offered and sold 1 share of Series A Preferred Stock to Ms. Cunningham in consideration for her consent and agreement for her majority holding of common stock of the Company to be diluted to less than a majority, in connection with that certain Share Exchange Agreement (the “Share Exchange Agreement”), dated June 23, 2023, by and among the Issuer, Trendmark Industries, Inc., a Wisconsin corporation (“Trendmark”), and the sole holder of shares of common stock of Trendmark.  Each share of Series A Preferred Stock entitles the holder thereof to a number of votes that is equal to 110% of the issued and outstanding shares of the Issuer’s common stock, and is convertible into one share of common stock of the Issuer.

Item 4.   PURPOSE OF TRANSACTION.

Ms. Cunningham acquired the shares of shares of common stock and Series A Preferred Stock of the Issuer, as described in Item 3 herein, for investment purposes.  Additionally, the one share of Series A Preferred Stock was also purchased by Ms. Cunningham in order for her to maintain stockholder voting control of the Issuer in connection with the Share Exchange Agreement.

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Depending upon then prevailing market conditions, other investment opportunities available to Ms. Cunningham, the availability of shares of common stock or Series A Preferred Stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Ms. Cunningham may endeavor to increase her position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Ms. Cunningham may deem advisable.  Ms. Cunningham reserves the right to dispose of any or all of her shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Ms. Cunningham intends to review her investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Ms. Cunningham does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Ms. Cunningham may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Ms. Cunningham beneficially owned, in the aggregate, 6,000,000 shares of common stock, representing approximately 30.9% of the Issuer’s outstanding shares of common stock, based on 19,391,829 shares of common stock issued and outstanding as of June 29, 2023, according to information from the Company’s transfer agent on such date.

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(b) Ms. Cunningham directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by her.

(c) Except as set forth in this Schedule 13D, Ms. Cunningham has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Ms. Cunningham, no person is known by Ms. Cunningham to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by Ms. Cunningham.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Ms. Cunningham, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between herself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2023	/s/ Sheila Cunningham
Sheila Cunningham

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